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TSX.V: ADL

News Release

ADIRA ENERGY ANNOUNCES THE FARM-OUT OF PART OF ITS YITZHAK LICENSE
OFFSHORE ISRAEL TO AGR GROUP AND ELLOMAY OIL AND GAS 2011 LP

TORONTO, December 5, 2011 /CNW/ - ADIRA ENERGY LTD. (TSXV: ADL) (OTCBB: ADENF) (FRANKFURT: AORLB8). Adira Energy Ltd. (“Adira” or the “Company”) is pleased to announce that it has entered into a series of agreements to farm-out part of its interest in the Yitzhak license (the “License”) to strengthen its operating and business profile in the License and to reduce its working interest from 85% to 60%. The Company also announces employee option grant.

Through the Company’s wholly-owned subsidiary, Adira Energy Israel Ltd, the Company has entered into a Farm-out Agreement with the AGR Group (“AGR”), to farm-out 5% of the working interest in the License to AGR. Such interest is to be carried by the below mentioned License Owners through exploration. In addition, AGR will pay Adira a 3% overriding royalty interest (“ORRI”) on AGR's share of revenues from sold petroleum, until repayment of AGR's expenditures in the work program and 4.5% ORRI from that date forward. Subject to the terms and conditions set out in the said Farm-out Agreement, in the event Adira solicits a strategic investor into the License, AGR will reduce its working interests pro rata to the entry of such investor. Pursuant to the agreement, AGR will be designated Lead Operator in accordance with Israeli regulations defining “Operator”, with the continued involvement of Adira as Co-operator. In addition, AGR has been appointed as engineering services contractor on the License with continued involvement of Adira as part of the core professional team led by AGR.

The Company has also entered into a Farm-out Agreement with Ellomay Oil and Gas 2011 LP, a limited partnership (“Ellomay”) whose general partner is a wholly-owned subsidiary of Ellomay Capital Ltd. (“Ellomay Capital”), to farm-out 20% of the working interest in the License to Ellomay. Pursuant to the Agreement, Ellomay will reimburse Adira for its proportionate share of the costs incurred by Adira to date of closing, plus interest at LIBOR + 1%. Ellomay will also pay Adira a 3% ORRI on Ellomay's share of revenues from sold petroleum, until repayment of Ellomay's expenditures in the work program plus interest (LIBOR + 1%) and 4.5% ORRI from that date forward. Subject to the terms and conditions set out in the said Farm-out Agreement, in the event Adira solicits a strategic investor into the License, Ellomay will reduce its working interests pro rata to the entry of such investor.

In addition, Adira has formalized a Letter of Intent with Brownstone Energy Inc. (“Brownstone”) in respect of the License, enabling the formal registration of Brownstone’s 15% working interest, in the Petroleum Registry.

The above-mentioned farm-outs are subject to the approval of Israel’s Petroleum Commissioner.

Following approval of the above mentioned farm-outs, Adira will hold 60%; Ellomay 20%; Brownstone 15%; and AGR 5% of the License (collectively the “License Owners”). The License Owners will negotiate a Joint Operator Agreement to regulate the commercial relationship in respect of the License.

Hezi Kugler, Chief Executive Officer, stated: “We are fortunate to have attracted farm-in partners like AGR and Ellomay, in addition to Brownstone. The Yitzhak license, with its resource estimates of gas and condensate, presents an excellent opportunity forAdira and its partners to develop the license in a short time frame, and commence drilling by Q4 2012. We have significantly reduced financial exposure and continue to de-risk the Yitzhak License while obtaining international acclaimed engineering support and substantial financial backing from recognized partners in the field.”

About the AGR Group

AGR headquartered in Norway with operations and offices in Europe, Middle East, Commonwealth of Independent States (Russia, Azerbaijan and Kazakhstan), Asia Pacific and Americas, is a leading provider of essential services and technologies to the international petroleum industry. AGR operates in the areas of construction and managing of drilling programs, exploration, development, production and project maintenance.

About Ellomay Capital

Ellomay Capital is an Israeli public company whose shares are listed on the NYSE Amex stock exchange, which focuses its business in the energy and infrastructure sectors worldwide and is chaired by Mr. Shlomo Nehama, former Chairman of Bank Hapoalim. Ellomay Capital's assets include ten photovoltaic plants in Italy with an aggregated capacity of approximately 11 MW and holdings in Dorad, Israel's largest private power plant, which is currently under construction and is expected to produce approximately 800MW, representing about 8% of Israel’s current electricity consumption.

About The Yitzhak License

The Yitzhak License covers a total area of approximately 127.7 square kilometers (or 31,555 acres) and is in relatively shallow water with depths between 60 and 250 meters. In the Yitzhak license, following the conclusion of the farm-in arrangements as described above, Adira will hold a Working Interest of 60%.

Employee Option Grant

The Company also announces the granting of incentive stock options to purchase an aggregate of 625,000 common shares of Adira to employee recipients. The stock option grant is subject to regulatory approval. Terms of the options include an exercise price of $0.50 per common share, a vesting schedule allowing for the vesting of 12.5% of the options granted every six months with the initial amount vesting on the date that is six months from the date hereof, resulting in the options being fully vested on December 1, 2015. The options expire on December 1, 2016.

About Adira Energy Ltd.

Adira Energy Ltd. is an energy company which explores for oil and gas on and offshore Israel. It has four petroleum exploration licenses; the Eitan, Gabriella, Yitzhak and Samuel Licenses. These licenses are located respectively on-shore Israel in the Hula Valley, 10 km offshore between Netanya and Ashdod, 17 km offshore between Hadera and Netanya and adjacent to the coast between Ashkelon and Bat-Yam.

The Company has received two gross prospective resource reports related to the Gabriella and the Yitzhak licenses, prepared by Gustavson Associates and titled “Report for License #378 / Gabriella, Offshore Israel”, dated September 06, 2011 and “Report for License #380 / Yitzhak, Offshore Israel”, dated September 06, 2011, respectively.

Forward-Looking Statement Disclaimer

This press release includes certain statements that may be deemed “forward-looking statements”. All statements in this press release, other than statements of historical facts, including those that announce proposed financings that the Company expects to complete, are forward-looking statements. Although the Company believes the expectations expressed in such forward-looking statements are based on reasonable assumptions, such statements are not guarantees of future performance, and actual results or developments may differ materially from those in the forward-looking statements. Factors that could cause actual results to differ materially from those in forward-looking statements include the failure of investors who are believed to have committed to the financings to complete them as a result of general market conditions, adverse developments unique to such investors, or otherwise. Accordingly, the actual amounts raised may differ materially from those projected in the forward-looking statements. In addition, please note that statements relating to “resources” or “reserves” are deemed to be forward- looking statements, as they involve the implied assessment, based on certain estimated and assumptions that the resources or reserves described can be profitably produced in the future. Such statements represent the Company’s internal projections, estimated or beliefs, concerning, among other things an outlook on the estimated amounts and timing of capital expenditures, anticipated future debt levels and incentive fees or revenues or other expectation, beliefs, plans, objectives, assumption, intentions or statement about future events or performance. These statements are only predictions. Actual events or results may differ materially. Although the Company believes that the expectations reflected in the statements are reasonable, it cannot guarantee future results since such results are inherently subject to significant business, economic, corporate, political and social uncertainties and contingencies. Many factors cause the Company’s actual results to differ materially from those expressed or implied in any forward looking statements made by, or on behalf of, the Company and the foregoing list of important factors is not exhaustive. The statements contained herein are made as of the date hereof and the Company disclaims any intent or obligation to update publicly any forward looking statements, whether as a result of new information, future events or results or otherwise. Company shareholders and potential investors should carefully consider the information contained in the Company’s filing with Canadian securities administrators at www.sedar.com before making investment decisions with regard to the Company

For More Information Contact:

Canada	Israel
Alan Friedman	Arad Communications
Exec. Vice President, Corp. Dev.	Irit Radia
+1 416 250 1955	iritr@euroisrael.co.il
+972-3-7693333 or +972-54-6699311
Julia Maxwell
Manager, Investor Relations
info@adiraenergy.com
+1 416 361 2211

The statements made in this Press Release may contain forward-looking statements that may involve a number of risks and uncertainties. Actual events or results could differ materially from the Company's expectations and projections.

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.